FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2020

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 1 April 2020

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	10 March 2020	entitled	Director/PDMR Shareholding
Exhibit	99.2	Stock Exchange announcement dated	19 March 2020	entitled	Director/PDMR Shareholding
Exhibit	99.3	Stock Exchange announcement dated	23 March 2020	entitled	Director/PDMR Shareholding
Exhibit	99.4	Stock Exchange announcement dated	24 March 2020	entitled	Helping to protect lives and livelihoods from the Covid-19 pandemic
Exhibit	99.5	Stock Exchange announcement dated	30 March 2020	entitled	Director/PDMR Shareholding

Exhibit 99.1:

RNS Number : 6055F
Unilever PLC
10 March 2020
Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£41.67	3
e)	Aggregated information - Volume - Total	3 £125.01
f)	Date of the transaction	2020-03-09
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.2:

RNS Number : 8529G
Unilever PLC
19 March 2020

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Reinvestment of dividend under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.81	4
e)	Aggregated information - Volume - Total	4 £159.24
f)	Date of the transaction	2020-03-18
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.3:

RNS Number : 2867H
Unilever PLC
23 March 2020

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Conny Braams
2	Reason for the notification
a)	Position/status	Chief Digital and Marketing Officer (a member of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
·          61.4294 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
·          58.3795 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	61.4294
		£41.03	58.3795
e)	Aggregated information - Volume - Total	119.8089 £2.395,31
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Engel
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	· 243.3107 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£41.03	243.3107
e)	Aggregated information - Volume - Total	243.3107 £9,983.04
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sunny Jain
2	Reason for the notification
a)	Position/status	President, Beauty & Personal Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
·          257.7222 shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2017 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)
·          141.1856 shares (Dividend equivalents earned on Restricted Stock awards under the Unilever Share Plan 2017 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)

c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	398.9078
e)	Aggregated information - Volume - Total	398.9078 $0.00
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alan Jope
2	Reason for the notification
a)	Position/status	Chief Executive Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	· 53.2032 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	USD - United States Dollars
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		$48.88	53.2032
e)	Aggregated information - Volume - Total	53.2032 $2,600.57
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	New York Stock Exchange - XNYS

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sanjiv Mehta
2	Reason for the notification
a)	Position/status	President South Asia (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
·          97.0331 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
·          454.4356 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	97.0331
		£41.03	454.4356
e)	Aggregated information - Volume - Total	551.4687 £18,645.49
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Leena Nair
2	Reason for the notification
a)	Position/status	Chief HR Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
·          133.8840 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
·          271.4655 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	133.8840
		£41.03	271.4655
e)	Aggregated information - Volume - Total	405.3495 £11,138.23
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nitin Paranjpe
2	Reason for the notification
a)	Position/status	Chief Operating Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
·          73.6230 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
·          290.1124 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	73.6230
		£41.03	290.1124
e)	Aggregated information - Volume - Total	363.7354 £11,903.31
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
·          115.2990 shares (Dividend equivalents earned on GSIP conditional shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP conditional shares)
·          326.8728 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
·          224.1774 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
·          175.0675 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	442.1718
		£41.03	399.2449
e)	Aggregated information - Volume - Total	841.4167 £16,381.02
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief R&D Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction
·          131.5133 shares (Dividend equivalents earned on transition awards under the Unilever Share Plan 2017 reinvested as additional conditional shares, which will be subject to the same performance conditions as the underlying award)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	131.5133
e)	Aggregated information - Volume - Total	131.5133 £0.00
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer and Group Secretary (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction

·          88.0607 shares (Dividend equivalents earned on MCIP conditional matching shares were reinvested as additional MCIP conditional matching shares, which will be subject to the same performance conditions as the underlying MCIP conditional matching shares)
·          82.6490 shares (Dividend equivalents earned on MCIP investment shares were reinvested as additional MCIP investment shares)
·          312.2854 shares (reinvestment of dividend on (freely transferable) shares)

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	88.0607
		£41.03	394.9344
e)	Aggregated information - Volume - Total	482.9951 £16,204.16
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC
Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ter Kulve
2	Reason for the notification
a)	Position/status	President Home Care (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	· 3.0841 shares (reinvestment of dividend on (freely transferable) shares)
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£41.03	3.0841
e)	Aggregated information - Volume - Total	3.0841 £126.54
f)	Date of the transaction	2020/03/18
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.4:

RNS Number : 3668H
Unilever PLC
24 March 2020

Helping to protect lives and livelihoods from the Covid-19 pandemic
Unilever contributes more than €100m to continue helping people affected around the world

London/Rotterdam, 24th March 2020. Unilever, the consumer goods manufacturer of brands including Dove, Knorr, Omo and Lifebuoy, today announced a wide-ranging set of measures to support global and national efforts to tackle the coronavirus (Covid-19) pandemic.

The company's actions are designed to help protect the lives and livelihoods of its multiple stakeholders - including its consumers and communities, its customers and suppliers, and its workforce.

Consumers and communities

Unilever will contribute €100m to help the fight against the pandemic through donations of soap, sanitiser, bleach and food. This includes:

·    A product donation of soaps and sanitiser of at least €50m to the COVID Action Platform of the World Economic Forum, which is supporting global health organisations and agencies with their response to the emergency. In addition to the supply of soap, Unilever will adapt its current manufacturing lines to produce sanitiser for use in hospitals, schools and other institutional settings.

·    Product donations, partnerships and handwashing education programmes, delivered through national health authorities and NGOs, to support local communities most at need.

Customers and suppliers

Unilever will offer €500m of cash flow relief to support livelihoods across its extended value chain, through:

·    Early payment for our most vulnerable small and medium sized suppliers, to help them with financial liquidity.

·    Extending credit to selected small-scale retail customers whose business relies on Unilever, to help them manage and protect jobs.

Workforce

Unilever will protect its workforce from sudden drops in pay, as a result of market disruption or being unable to perform their role, for up to three months. We will cover our employees, contractors and others who we manage or who work on our sites, on a full or part-time basis. This will apply to workers not already covered by government plans or by their direct employer.

_________________________________________

Alan Jope, CEO Unilever said: "We are deeply saddened by the terrible impact that coronavirus is wreaking on lives and livelihoods everywhere.  The world is facing its greatest trial in decades. We have seen the most incredible response from the Unilever team so far, especially those on the front line of our operations in factories, distribution centres and stores.

"We hope that our donation of €100m of soap, sanitiser, bleach and food will make a significant contribution towards protecting people's lives, and that by helping to safeguard our workers' incomes and jobs, we are giving some peace of mind during these uncertain times.  Our strong cash flow and balance sheet mean that we can, and should, give this additional support."

ENDS

Notes to editors

Unilever's €100m donation of soap, sanitiser, food and bleach is based on the equivalent retail sales value.

Media Enquiries

Lucila Zambrano (UK)                                                Fleur van-Bruggen (NL)
+44 7825273767                                                        +31 615 008293
lucila.zambrano@unilever.com                                  fleur-van.bruggen@unilever.com

About Unilever
Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products with sales in over 190 countries and reaching 2.5 billion consumers a day. It has 150,000 employees and generated sales of €52 billion in 2019. Over half of the company's footprint is in developing and emerging markets. Unilever has around 400 brands found in homes all over the world, including Dove, Knorr, Dirt Is Good, Rexona, Hellmann's, Lipton, Wall's, Lux, Magnum, Axe, Sunsilk and Surf.
Unilever's Sustainable Living Plan (USLP) underpins the company's strategy and commits to:
·      Helping more than a billion people take action to improve their health and well-being by 2020.
·      Halving the environmental impact of our products by 2030.
·      Enhancing the livelihoods of millions of people by 2020.
The USLP creates value by driving growth and trust, eliminating costs and reducing risks. The company's sustainable living brands are growing 69% faster than the rest of the business and delivered 75% of the company's growth in 2018.
Since 2010 we have been taking action through the Unilever Sustainable Living Plan to help more than a billion people improve their health and well-being, halve our environmental footprint and enhance the livelihoods of millions of people as we grow our business. We have already made significant progress and continue to expand our ambition - most recently committing to ensure 100% of our plastic packaging is fully reusable, recyclable or compostable by 2025. While there is still more to do, we are proud to have been recognised in 2018 as sector leader in the Dow Jones Sustainability Index and as the top ranked company in the Globescan/SustainAbility Global Corporate Sustainability Leaders survey, for the eighth-consecutive year.
For more information about Unilever and its brands, please visit www.unilever.com.
For more information on the USLP: www.unilever.com/sustainable-living/

SAFE HARBOUR

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2019 and the Annual Report and Accounts 2019.

Exhibit 99.5:

RNS Number :  0721I
Unilever PLC
30 March 2020

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Slater
2	Reason for the notification
a)	Position/status	Chief R&D Officer (Member of the Unilever Leadership Executive (ULE))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	The vesting of the first tranche (25%) of a Transition award under the Unilever Share Plan 2017 has led to vesting of 5,089 shares (vesting level of 119% and dividend reinvestment).
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.78	5,089
e)	Aggregated information - Volume - Total	5,089 £202,440.42
f)	Date of the transaction	2020/03/25
g)	Place of the transaction	London Stock Exchange - XLON